Executive Summary Quarterly Report

Japanese Quarterly Report for the fiscal third quarter ended December 31, 2015, submitted to the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on February 12, 2016, which included the following information:

I.  Corporate Information

1.	Corporate Overview
•	Significant financial indices
•	Business overview

2.	Business Information
•	Risk factors
•	Material agreements
•	Operating and financial review and prospects

3.	Company Data
•	Share information
         -        Total number of shares
         -        Stock acquisition rights (none)
         -        Bonds with stock acquisition rights with contingently adjustable exercise price (none)
         -        Rights plan (none)
         -        Number of shares outstanding, changes in capital stock
         -        Major shareholders
         -        Voting rights
•	Changes in directors and corporate auditors (none)

4.	Financial information
•	Consolidated financial statements (Unaudited)
•	Others

II.  Information on Guarantors (none)

Quarterly review report

Exhibit
Certifications of the Registrant’s Representative Director, President and Chief Executive Officer